

July 21, 2011

Via E-mail
Mr. Joseph S. Cantee
Chief Financial Officer
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150

>   **Re: TRW Automotive Holdings Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 17, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 31, 2011**
>   **File No. 001-31970**

Dear Mr. Cantee:

We have reviewed your response letter dated May 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.   Please refer to your response to our prior comment 3. We note that you intend to expand the geographic sales information that has historically been provided on an <u>annual</u> basis to include comparative information related to prior years. We believe that such information, to the extent material, is useful on a quarterly basis as well. Please incorporate such information in your Form 10-Qs, as appropriate.

Liquidity and Capital Resources, page 35

2.   Please refer to your response to our prior comment 8. We believe that it would be appropriate for your future filings to include the expanded disclosure proposed in your response. Please revise your disclosure, accordingly.

Cash Flows

Investing Activities, page 36

3.   It appears that disclosure consistent with your entire response, including the added disclosure therein, would provide useful context for the level of capital expenditures expected for 2011 compared to the aggregate of 2009 and 2010. We also believe you should quantify each of the areas indicated in the added disclosure so that investors may have relative context of where you expect your capital expenditures to be made. Please revise your disclosure accordingly.

Financing Activities, page 36

4.   Please refer to your response to our prior comment 11. We concur that FASB ASC 470-50 requires you to account for the exchange of debt instruments with substantially different terms as an extinguishment. We also agree that it is appropriate for financing activities to be discussed in the "Liquidity and Capital Resources" section of MD&A in terms of actual cash inflows and cash outflows. However, it appears that the amendment to the credit agreement in 2009 was presented as a cash transaction in the statement of cash flows, but not discussed as a cash transaction in MD&A. As such, please clarify for us and in your disclosure whether the amendment was a cash transaction or a noncash transaction. In this regard, refer to the guidance outlined in FASB ASC 230-10-50-3 through 50-6. Please also conform your presentation in the statement of cash flows and your discussion in MD&A, so that each are consistent with one another with respect to this transaction.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8. Retirement Benefits

Pension Plans, page 58

5.   Please refer to your response to our prior comment 12. We note that you have historically included a discussion of your U.K. Plan's funding valuation in order to inform readers of your cash funding requirements under local statutory regulations and to provide an understanding of why you were making contributions to a plan that is in a net asset position when measured for U.S. GAAP reporting purposes. We note further that you will not necessarily include similar disclosure in future periodic reports, as the variance between your U.K. local statutory computation and your U.S. GAAP

computation has been reduced. To the extent that (I) there is a material deficit in the funded status of the U.K. pension plan computed for U.K. local statutory funding purposes relative to the net asset presented for U.S. GAAP purposes and (II) the material deficit for U.K. local statutory funding purposes has or potentially has a material impact on your cash flow, we believe you should continue to disclose each in your future filings. In addition, we believe that it may be appropriate for your disclosure in future filings to specifically clarify that your U.K. plan is subject to a local actuarial valuation and local funding requirements. Furthermore, if the assumptions/estimates used to determine the U.K. funding requirements are subject to changes that could materially impact your funding obligations and cash flow – for example, the recent change in the cost of living index – we believe that the disclosure of such fact is warranted. Please revise your disclosure in both the "Critical Accounting Policies" and "Liquidity and Capital Resources" sections of MD&A, as appropriate.

6.   Please refer to your response to our prior comment 12. Based upon your response, it appears that the material difference between the U.K. plan's funding valuation, as calculated pursuant to local statutory regulations, and the U.K. plan's funded status, as calculated pursuant to U.S. GAAP, relates to differences in the discount rates, price inflation rates, and life expectancy rates that were applied in each circumstance. However, it is not clear to us why the price inflation and life expectancy assumptions that were applied for purposes of determining your statutory funding deficit would differ from the assumptions applied for U.S. GAAP reporting purposes. As such, please tell us how and why the life expectancy and price inflation assumptions that were applied in each circumstance differed. In addition, quantify the extent to which those differences in the life expectancy and price inflation assumptions contributed to the difference between the statutory funding valuation and the funded status under U.S. GAAP. Lastly, please tell us the funded status of your U.K. plan (i.e., the deficit or excess asset balance), as determined under your most recent statutory funding valuation.

Plan Assets, page 62

7.   Please refer to your response to prior comment 13. It appears that disclosure consistent with your response would be useful information to investors in fully ascertaining the allocation of the U.K.'s plan assets.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Surveys, Consultants and Benchmarking, page 27

8.   We note your response to our prior comment 16 and reissue in part. We note that you use the Towers Watson U.S. Executive Compensation Database "as a source of relevant market data for compensation decisions for executive officers other than the CEO and the CFO." Please confirm to us that in future filings you will list the companies to which you benchmark. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief